Exhibit 10.1
April 22, 2010
Mr. C. Andrew Smith
13627 Comely Lane
Houston, Texas 77079
     Re:   Employment as Chief Financial Officer
Dear Andy:
     I am writing to formalize our offer to join Global Industries, Ltd. (“Global” or “the Company”) as its Chief Financial Officer. In this position, you will report to John Reed, Chief Executive Officer. As agreed, you will commence employment with Global on or about April 26, 2010. Terms and conditions of your employment will be as outlined below.
A. Standard Compensation
     1. Base Compensation
     In your position as Chief Financial Officer, your base annual salary will be $325,000. At Global, salary payments are made twice per month. At Global, Base Compensation is reviewed annually by the Compensation Committee.
     2. Annual Bonus Incentive Plan
     As an executive of the Company, you will be eligible for participation in an Annual Bonus Incentive Plan (“Bonus Plan”). For 2010, your target-level participation in the Bonus Plan will be fifty-five (55%) percent of your base salary if performance goals are achieved at the Target level. Achievement of goals at the Maximum level will result in an award of up to 200% with Threshold performance set at 50% of the Target. Payment of this bonus will be in Global common stock with target bonus opportunity converted to stock at $7.05/share.
     3. Equity Awards
     As an executive with the Company, you are eligible for awards of stock-based compensation. Generally, such awards are made in February following approval by the Board of Directors. While the number of shares granted and the components of our equity award program may vary, our annual program for 2010 consists of performance shares earned based upon results versus goals over a two-year performance cycle. However, as you start your Chief Financial Officer position with the Company, a special equity-based Employment Incentive award consisting of Restricted Stock and Stock Options has been approved by the Board. (Details of
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11490 Westheimer • Suite 400 • Houston, Texas 77077 • (281) 529-7979 • Fax # (281) 529-7980

Mr. C. Andrew Smith April 22, 2010 Page 2
the Employment Incentive award are outlined below.) Assuming that the Board follows prior practice, you can anticipate another regular equity award in February 2011.
     Effective on the date you commence employment, you will be granted a Target of 44,000 Performance Units. The number of shares that you may earn under the Performance Unit award will depend on actual results compared to performance goals that were established by the Compensation Committee at its meeting on February 24, 2010. All members of Global’s management team have the same performance goals. The award has three basic performance levels: threshold, target and maximum. Based on the actual performance against the goals, your actual award can range from zero to 200%. Of course, if the threshold level of performance is not achieved you will not have earned any shares of stock and the award will expire.
     4. Benefits
     The Company offers a variety of employee benefits designed to protect you and your dependants from financial loss due to sickness, disability or death. A summary of executive level benefits is attached. Our most current informational brochure on benefits will be forwarded to your attention. Eligibility for welfare benefits will commence on June 1, 2010.
     5. Paid Time Off (PTO)
     Twenty (20) days per year. For 2010, your pro-rated PTO will be fifteen (15) days. Paid Time Off covers all excused absences from work such as vacation and/or absence due to illness. PTO does not apply to holidays, jury duty, military leave, or funeral leave.
B. Employment Incentive
     1. Restricted Shares
     Effective on the date you commence employment, you will be awarded 50,000 restricted shares of Company stock. Assuming your continued employment with the Company, fifty (50%) percent of these shares will vest on the third anniversary of your employment with the remaining fifty (50%) percent vesting on the fifth year after you begin service as Chief Financial Officer. A stock agreement will be forwarded to you shortly after you have commenced employment with the Company.
     2. Stock Options
     Effective on the date you commence employment, you will be granted options to purchase 50,000 shares of Global common stock at the closing market price on that date. Subject to your continued employment, the options are valid for ten (10) years, taxable when executed with 33% annual vesting over three (3) years per the terms and conditions of the Stock Option Agreement. A Stock Option Agreement detailing its terms and conditions will be forwarded to you shortly after you have commenced employment with the Company.
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Mr. C. Andrew Smith April 22, 2010 Page 3
C. Change-In-Control Agreement
     As a senior executive, you will be provided a Change-In-Control Agreement in a standard format as approved by the Board of Directors. A copy is attached.
     Pursuant to this Agreement, in the event of a Change-In-Control transaction, all outstanding stock options and restricted shares will vest immediately and performance share units will be deemed earned at the Target level. In addition, if your employment is terminated without cause or you resign with good reason following a Change-In-Control, you will receive a lump sum payment equal to three (3) times your base salary and target bonus as well as other benefits as outlined in the agreement. Please review the attached agreement for additional details.
D. Stock Ownership Guidelines
     The Compensation Committee of the Board of Directors has implemented share ownership guidelines for all Executives. These new ownership guidelines require that all Executives hold at least one (1) times their annual base salary in market value (i.e., number of shares times stock price) of Global Industries stock within five (5) years. The Board believes this share ownership guideline will visibly link executive fortunes with those of shareholders of the long term. In order to assist you in reaching the targeted level of ownership, the Board has included the following in their definition of shares owned: shares held outright and unvested Restricted stock. Please contact Dave Sheil, Senior Vice President, Human Resources for further information regarding your specific guideline.
E. Pre-Employment Physical Examination & Other Pre-Employment Requirements
     If you accept employment with the Company offered in this Letter of Appointment, you understand that you will be required to successfully complete a physical examination. This offer of employment is conditional upon the satisfactory completion of a background check and drug and alcohol screening.
F. Choice of Law
All claims, disputes and controversies, including, but not limited to, personal injury, illness or death claims, working condition controversies, termination, discrimination, harassment, civil rights violations, wages and payment disputes, arising out of or relating to your employment or otherwise which you, your legal representatives, spouse, estate, children and/or statutory beneficiaries have or may come to have against your employer, its parents, subsidiaries, affiliates or related entities, or their agents or representatives, or against the customer for whom the work is being performed or its partners, joint venturers, parents, subsidiaries, affiliates and related entities, contractors and subcontractors, or against any vessel owned, operated or chartered by any of such persons or entities, which cannot be resolved by mutual agreement shall be finally decided by arbitration utilizing a single arbitrator in accordance with the rules then in effect for the resolution of employment disputes by the American Arbitration Association. The arbitration
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shall be conducted in Houston, Texas or in such other location as shall be mutually agreed by the parties. The decision of the arbitrator shall be final, binding and enforceable in any court of competent jurisdiction, and there shall be no appeal from the arbitrators decision except as specifically provided by laws applicable to arbitral awards. All statutes of limitation that would otherwise be applicable shall apply to any arbitration proceeding conducted hereunder. Should any portion of this arbitration agreement be unenforceable under applicable law for any reason, all other portions of this agreement shall be unaffected by the presence of the unenforceable portion or portions, and the unenforceable portion or portions of the agreement shall automatically be modified but only to the extent necessary to render those portions valid and enforceable under applicable law. To the maximum extent practicable, an arbitration proceeding hereunder shall be concluded within one-hundred eighty (180) days of the filing of the dispute with the American Arbitration Association. To the extent permitted by applicable law, the arbitrator shall have the power to award recovery of all costs and fees (including, without limitation, reasonable attorneys’ fees, administrative fees, and arbitrators’ fees) to the prevailing party. The parties agree to keep all disputes and arbitration proceedings strictly confidential, except for disclosures required by applicable law.
     Should you have any questions, please do not hesitate to contact either Dave Sheil or myself at (281) 529-7979.
Sincerely,
Global Industries , Ltd.

John B. Reed

Accepted:	/s/ C. Andrew Smith	Date: April 22, 2010

Executive Benefits Summary
     The following benefits will be provided to you as part of your overall compensation package.
     Medical
     If you and your family are enrolled in Global’s medical insurance plan, you will be reimbursed 100% for your deductible, office visit co-payments, and co-insurance payments under our current medical plan through a supplemental medical plan. Prescription co-pays are also reimbursed. Charges that are considered “above usual and customary” will not be reimbursed. Benefits paid under this plan will not be considered taxable income.
     You are free to use any provider in or out of the Company approved network. However, we encourage you to use network providers whenever possible to avoid incurring charges considered “above usual and customary” for which you would not be reimbursed as well as creating a significant cost to the Company. If you do choose to utilize the services of a non-PPO provider, please be aware that you may be asked to pay in full at the time of service. While these amounts will be refunded to you, if you utilize a PPO provider you should only be asked to pay the $15 co-pay at the time services are rendered.
     Dental
     You will be reimbursed 100% of the $50 calendar year deductible, and 20% and/or 50% of co-payments for dental service charges up to the plan annual maximum of $1,000. Charges that are “above usual and customary” will not be considered for payment under either plan. Benefits paid under this plan will not be considered taxable income. You are free to use any dental provider. If your dental provider does not file claims for you, initial claims should be filed with the Company’s Benefits Administrator.
     While the Company is paying the cost of the executive dental coverage, you will be required to pay monthly dental insurance premiums for both yourself and dependents who are participating in this benefit.
     Supplemental Life/AD&D
     In addition to the one (1) times base in life insurance you will receive from the Company, you will be provided with an additional $100,000 of life insurance at no cost.
     Long Term Disability
     You will be provided with Long-Term Disability coverage at no cost. If it should become necessary for you to utilize this coverage, any benefits paid to you would be considered taxable income.